BEST AVAILABLE COPY

RECD S.E.C.

JUN 3 - 2005

1086

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Soundview Home Loan Trust 2005-2

Financial Asset Securities Corp.	**0001328713**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 3, 2005 , Series 2005-2	**333-121661-17**

Name of Person Filing the Document
(If Other than the Registrant)

05056699

PROCESSED

JUN 06 2005

THOMSON
FINANCIAL

[TPW: NYLEGAL:335471.2] 16159-00429 06/02/2005 06:47 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2005

FINANCIAL ASSET SECURITIES CORP.

By: /s/ Frank Skibo
Name: Frank Skibo
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

SoundView Home Loan Trust 2005-2 - Breakeven Analysis
Deerfield

	M6	M7	M8	M9
Default	14.28 CDR	13.13 CDR	10.94 CDR	9.7 CDR
WAL	9.82	11.15	10.27	11.71
Mod Durn	7.18	7.59	7.17	7.61
Principal Writedown	0.26%	0.85%	0.06%	0.07%
Total Collat Loss (Collat Maturity)	13.30%	12.46%	10.78%	9.77%

LIBOR_1MO	Forward + 100
LIBOR_6MO	Forward + 100
Prepay (1F)	115 PPC
Prepay (1A)	100 PPC
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Delinq	100%
Optional Redemption	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

SoundView Home Loan Trust 2005-2 - Breakeven Analysis - M3
Fortis

M3	*Scenario 1*	*Scenario 2*	*Scenario 3*	*Scenario 4*	*Scenario 5*
Default	15.13 CDR	20.11 CDR	12.57 CDR	16.72 CDR	22.56 CDR
Principal Writedown	0.41%	0.12%	0.06%	0.19%	0.12%
Total Collat Loss (Collat Maturity)	15.86%	14.51%	17.76%	14.19%	15.96%
WAL	8.11	5.43	11.02	7.93	5.27
Mod Durn	6.04	4.43	7.47	5.66	4.73
LIBOR_1MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
LIBOR_6MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
Prepay (1F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (1A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

SoundView Home Loan Trust 2005-2 - Breakeven Analysis - M8
Fortis

M8	*Scenario 1*	*Scenario 2*	*Scenario 3*	*Scenario 4*	*Scenario 5*
Default	6.84 CDR	8.24 CDR	6.35 CDR	6.24 CDR	10.38 CDR
Principal Writedown	0.13%	0.16%	0.09%	0.19%	0.19%
Total Collat Loss (Collat Maturity)	8.13%	6.60%	10.28%	6.23%	8.15%
WAL	9.99	6.70	13.43	11.82	6.51
Mod Durn	6.71	5.07	8.02	7.07	5.49
LIBOR_1MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
LIBOR_6MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
Prepay (1F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (1A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

SoundView Home Loan Trust 2005-2 - Breakeven Analysis - M9
Fortis

M9	*Scenario 1*	*Scenario 2*	*Scenario 3*	*Scenario 4*	*Scenario 5*
Default	5.84 CDR	6.82 CDR	5.58 CDR	5.11 CDR	8.9 CDR
Principal Writedown	0.41%	0.09%	0.76%	0.47%	0.12%
Total Collat Loss (Collat Maturity)	7.05%	5.54%	9.21%	5.21%	7.08%
WAL	11.58	7.78	15.31	14.33	7.53
Mod Durn	7.18	5.56	8.35	7.76	6.06
LIBOR_1MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
LIBOR_6MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
Prepay (1F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (1A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

SoundView Home Loan Trust 2005-2 - Breakeven Analysis - B1
Fortis

B1	*Scenario 1*	*Scenario 2*	*Scenario 3*	*Scenario 4*	*Scenario 5*
Default	4.86 CDR	5.44 CDR	4.83 CDR	4.02 CDR	7.39 CDR
Principal Writedown	0.65%	0.19%	0.54%	0.38%	0.49%
Total Collat Loss (Collat Maturity)	5.97%	4.48%	8.11%	4.18%	5.97%
WAL	11.88	7.99	15.60	14.84	7.72
Mod Durn	6.87	5.43	7.84	7.68	5.77
LIBOR_1MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
LIBOR_6MO	Forward + 200	Forward + 200	Forward + 200	Forward + 300	Forward - 100
Prepay (1F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (1A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

SoundView Home Loan Trust 2005-2 - Breakeven Analysis

	M1	*M4*	*M5*	*M6*	*M7*
Forward LIBOR					
Default	20.04 CDR	13.11 CDR	11.74 CDR	10.52 CDR	9.82 CDR
Principal Writedown	0.06%	0.47%	0.55%	0.41%	0.58%
Total Collat Loss (Collat Maturity)	25.54%	18.67%	17.11%	15.66%	14.80%
Forward LIBOR + 200					
Default	17.38 CDR	10.79 CDR	9.50 CDR	8.34 CDR	7.68 CDR
Principal Writedown	0.01%	0.12%	0.78%	0.40%	1.03%
Total Collat Loss (Collat Maturity)	23.09%	16.00%	14.41%	12.92%	12.04%

LIBOR_1MO	Forward
LIBOR_6MO	Forward
Prepay (1F)	115 PPC
Prepay (1A)	100 PPC
Loss Severity	60%
Servicer Advances	100%
Liquidation Lag	6
Triggers	FAIL
Optional Redemption	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

SoundView Home Loan Trust 2005-2 - Breakeven Analysis

	M2	M3	M8	M9
Forward LIBOR				
Default	16.33 CDR	14.62 CDR	8.48 CDR	7.7 CDR
Principal Writedown	0.03%	0.17%	0.29%	0.76%
Total Collat Loss (Collat Maturity)	22.05%	20.30%	13.10%	12.06%
Forward LIBOR + 200				
Default	13.86 CDR	12.23 CDR	6.41 CDR	5.68 CDR
Principal Writedown	0.15%	0.11%	0.10%	0.31%
Total Collat Loss (Collat Maturity)	19.50%	17.69%	10.30%	9.25%

LIBOR_1MO	Forward
LIBOR_6MO	Forward
Prepay (1F)	115 PPC
Prepay (1A)	100 PPC
Loss Severity	60%
Servicer Advances	100%
Liquidation Lag	6
Delinq	100%
Optional Redemption	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

SoundView Home Loan Trust 2005-2 - Breakeven Analysis - M2
Aladdin

M2

Balance	$21,584,000.00	Delay	0
		Dated	6/3/2005
Settle	6/3/2005	First Payment	6/25/2005

Forward LIBOR

Default	**21.16 CDR**	**17.01 CDR**	**16.66 CDR**	**13.42 CDR**	**13.75 CDR**	**11.1 CDR**
WAL	7.04	11.44	7.63	12.70	8.03	13.63
Principal Writedown	0.08%	0.04%	0.24%	0.10%	0.14%	0.11%
Total Collat Loss (Collat Maturity)	17.68%	21.64%	18.65%	23.59%	19.37%	25.12%
Prepay (Percent of Pricing Speed)	100	50	100	50	100	50
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward
Loss Severity	40%	40%	50%	50%	60%	60%
Servicer Advances	0%	0%	0%	0%	0%	0%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Forward LIBOR + 200

Default	**18.01 CDR**	**14.16 CDR**	**14.34 CDR**	**11.32 CDR**	**11.91 CDR**	**9.44 CDR**
WAL	7.47	12.53	7.98	13.69	8.37	14.52
Principal Writedown	0.07%	0.04%	0.08%	0.31%	0.31%	0.26%
Total Collat Loss (Collat Maturity)	15.79%	19.53%	16.68%	21.25%	17.32%	22.59%
Prepay (Percent of Pricing Speed)	100	50	100	50	100	50
LIBOR_1MO	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
LIBOR_6MO	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Loss Severity	40%	40%	50%	50%	60%	60%
Servicer Advances	0%	0%	0%	0%	0%	0%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

SoundView Home Loan Trust 2005-2 - Breakeven Analysis - M2
Aladdin

M5

Balance	$9,443,000.00	Delay	0
		Dated	6/3/2005
Settle	6/3/2005	First Payment	6/25/2005

Forward LIBOR

Default	**14.48 CDR**	**12.67 CDR**	**11.67 CDR**	**10.26 CDR**	**9.78 CDR**	**8.63 CDR**
WAL	9.55	15.44	10.09	16.54	10.47	17.34
Principal Writedown	0.14%	0.09%	0.13%	0.05%	0.10%	0.18%
Total Collat Loss (Collat Maturity)	13.43%	18.22%	14.19%	19.87%	14.75%	21.16%
Prepay (Percent of Pricing Speed)	100	50	100	50	100	50
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward
Loss Severity	40%	40%	50%	50%	60%	60%
Servicer Advances	0%	0%	0%	0%	0%	0%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Forward LIBOR + 200

Default	**11.95 CDR**	**10.39 CDR**	**9.70 CDR**	**8.5 CDR**	**8.17 CDR**	**7.20 CDR**
WAL	10.10	16.71	10.56	17.62	10.90	18.40
Principal Writedown	0.50%	0.89%	0.57%	0.60%	0.67%	1.28%
Total Collat Loss (Collat Maturity)	11.58%	16.07%	12.22%	17.49%	12.70%	18.60%
Prepay (Percent of Pricing Speed)	100	50	100	50	100	50
LIBOR_1MO	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
LIBOR_6MO	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Loss Severity	40%	40%	50%	50%	60%	60%
Servicer Advances	0%	0%	0%	0%	0%	0%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

SoundView Home Loan Trust 2005-2 - Breakeven Analysis - M2
Aladdin

M6

Balance	$8,634,000.00	Delay	0
		Dated	6/3/2005
Settle	6/3/2005	First Payment	6/25/2005

Forward LIBOR

Default	**12.79 CDR**	**11.58 CDR**	**10.37 CDR**	**9.43 CDR**	**8.72 CDR**	**7.97 CDR**
WAL	10.09	16.27	10.60	17.21	10.94	18.06
Principal Writedown	0.41%	0.80%	0.53%	0.03%	0.33%	0.96%
Total Collat Loss (Collat Maturity)	12.21%	17.21%	12.90%	18.76%	13.41%	19.98%
Prepay (Percent of Pricing Speed)	100	50	100	50	100	50
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward
Loss Severity	40%	40%	50%	50%	60%	60%
Servicer Advances	0%	0%	0%	0%	0%	0%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Forward LIBOR + 200

Default	**10.39 CDR**	**9.42 CDR**	**8.48 CDR**	**7.76 CDR**	**7.16 CDR**	**6.59 CDR**
WAL	10.62	17.38	11.05	18.40	11.35	19.04
Principal Writedown	0.39%	0.01%	0.42%	1.23%	0.42%	0.41%
Total Collat Loss (Collat Maturity)	10.34%	15.04%	10.92%	16.38%	11.34%	17.40%
Prepay (Percent of Pricing Speed)	100	50	100	50	100	50
LIBOR_1MO	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
LIBOR_6MO	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Loss Severity	40%	40%	50%	50%	60%	60%
Servicer Advances	0%	0%	0%	0%	0%	0%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)